NEWS

Sequans Receives Notice of Non-Compliance with NYSE Market Capitalization Listing Rules

PARIS - 23 September, 2026 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading provider of 5G/4G cellular IoT and software-defined radio (SDR) semiconductor solutions, today announced that on September 14, 2026 it received a notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) informing the Company that it is no longer in compliance with Section 802.01B of the NYSE Listed Company Manual.

The Company was notified by the NYSE that it was not in compliance with Section 802.01B (the “Market Cap Deficiency”) because it had an average global market capitalization over a consecutive 30 trading-day period below $50,000,000 and, at the same time, stockholders’ equity less than $50,000,000. The Notice does not result in the immediate delisting of the Company’s ADSs from the NYSE. The Company has notified the NYSE of its intention to regain compliance with the continued listing standards.

Sequans is developing its compliance plan for submission to the NYSE. The plan reflects the strategic actions already undertaken by the Company, including the completion of its Bitcoin treasury exit, the strengthening of its financial foundation, and its sharpened focus on executing its semiconductor growth strategy. Combined with the continued operational momentum across its IoT business, the Company believes these initiatives provide a solid foundation to regain compliance with the NYSE's continued listing standards.

In accordance with applicable NYSE procedures, the Company has 90 days from receipt of the Notice to submit a business plan advising the NYSE of the definitive action(s) the Company has taken, or is taking, that would bring it into compliance with continued listing standards within 9 months of receipt of the Notice (the “Market Cap Cure Period”). The NYSE will review the plan and, within 45 days of its receipt, determine whether the Company has made a reasonable demonstration of an ability to conform to the relevant standards in the 9-month period. If the NYSE accepts the plan, the Company's ADSs will continue to be listed and traded on the NYSE during the 9-month cure period, subject to the Company's compliance with the other continued listing standards of the NYSE and continued periodic review by the NYSE of the Company's progress with respect to its plan.

About Sequans

Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT) and RF transceiver solutions for software-defined applications. Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications – including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes, as well as mission-critical deployments in space and defense.

Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap and eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Sequans RF transceiver solutions enable highly flexible, programmable wireless systems optimized for performance and resilience in demanding environments. The company also provides advanced design services and technology licensing.

Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Finland, Taiwan, and China.

NEWS
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Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to its intent to cure the Market Cap Deficiency and return to compliance with the NYSE’s continued listing standard and expectations for improved financial condition, results of operations and business of Sequans. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “committed to”, “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars, and our ability to convert our product pipeline and design wins into revenue. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2025, and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

Contacts

Sequans investor relations: David Hanover/Rob Kelly, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com